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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO.1 TO
                                 SCHEDULE 13E-3

              RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              RVM INDUSTRIES, INC.
                              (Name of the Issuer)

                              RVM Industries, Inc.
                              JTB Enterprises, Inc.
                       (Names of Persons Filing Statement)

                          Common Stock, $0.0l par value
                         (Title of Class of Securities)

                                    7497W106
                      (CUSIP Number of Class of Securities)

                                  Jacob Pollock
                              753 W. Waterloo Road,
                             Akron, Ohio 44314-1519
                                  330.753.4545
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
              Communications on Behalf of Persons Filing Statement)

                                   Copies to:
                               Stanley E. Everett
                Brouse McDowell, A Legal Professional Association
                            500 First National Tower
                             Akron, Ohio 44308-1471
                                  330.535.5711

This statement is filed in connection with (check the appropriate box):

[X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934

[ ] The filing of a registration statement under the Securities Act of 1933

[ ] A tender offer

[ ] None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |X|

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]


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                            Calculation of Filing Fee


Transaction Valuation*                                     Amount of Filing Fee
----------------------                                     --------------------
       $8,788.25                                                    $1.76

* The Transaction Valuation amount is the product of 175,765 shares of the common stock of RVM Industries, Inc. multiplied by $0.05 per share. The price paid per share in this transaction is the most recent bid price per share of such stock. Pursuant to Rule 0-11 of the Securities Exchange Act of 1934, the Amount of Filing Fee has been calculated by multiplying the Transaction Valuation by 0.0002 (i.e., one-fiftieth of one percent)

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form and Schedule and the date of its filing.

      Amount Previously Paid:    $1.76            Filing Party:   RVM Industries, Inc.
      Form or Registration No.:  Schedule 14C     Date Filed:     November 15, 2002
                                                                  Amended January 10, 2003

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                                  INTRODUCTION

This Rule 13e-3 Transaction Statement on Scheduled 13E-3 (this "Statement") is being filed jointly by RVM Industries, Inc., a Delaware corporation ("RVM") and JTB Enterprises, Inc., a Delaware corporation that owns 90.93% of RVM's outstanding capital stock ("JTB"), in connection with the proposed merger of RVM with and into JTB, with JTB as the surviving entity.

On July 3, 2002, JTB acquired 1,761,741 shares or approximately 90.93% of the outstanding shares of RVM's common stock from Jacob Pollock and Richard D. Pollock, each an executive officer and director of RVM and JTB, and members of their families. Acting pursuant to Section 253 of the Delaware General Corporation Law, and the approval of its board of directors and stockholders, JTB, on November 13, 2002, took preliminary steps to merge RVM into JTB. No vote of the Board of Directors of RVM or of its stockholders is required to approve the merger. JTB will be the surviving corporation in the merger. However, in order to satisfy federal and state notice requirements, the merger will not be effective until February 12, 2003. As soon as practicable after the effective date of the merger, and upon surrender of any certificate for RVM shares, each stockholder of RVM, other than JTB, will receive cash consideration in the amount of $0.05 per share for each surrendered share. Each stockholder, other than JTB, may exercise appraisal rights under Delaware law in lieu of receiving the offered merger consideration. The reasons for the merger and a more detailed description of its terms, as well as a description of Delaware appraisal rights are contained in RVM's Information Statement under the caption "Questions and Answers about the Merger" and "Special Factors - Merger of the Company into JTB Enterprises, Inc."

This statement is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Concurrently with the filing of this Statement, RVM is filing a preliminary information statement (the "Information Statement") under Regulation 14C of the Exchange Act, pursuant to which the shareholders of RVM have been given notice of the merger and their appraisal rights.

Except as otherwise provided below, the information set forth in the Information Statement is hereby expressly incorporated herein by reference in response to the items of this Statement, and the responses to each item in this Statement are qualified in their entirety by the information contained in the Information Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Information Statement.

Item 1       Summary Term Sheet

             The information set forth in the Information Statement under the caption "Summary of the Terms of the Merger" is incorporated herein by reference.

Item 2       Subject Company Information

             Name and Address. The information set forth in the Information Statement under the caption "General Information" is incorporated herein by reference.

             Securities. The information set forth in the Information Statement under the caption "Voting Securities and Record Date" is incorporated herein by reference.

             Trading Market and Price. The information set forth in the Information Statement under the caption "Trading Market and Price" is incorporated herein by reference.

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             Dividends. The information set forth in the Information Statement under the caption "Dividends" is incorporated herein by reference.

             Prior Public Offerings. No filing person has made an underwritten pubic offering of RVM Common Stock for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A promulgated thereunder.

             Prior Stock Purchases. The information set forth in the Information Statement under the caption "Special Factors - Merger of the Company into JTB Enterprises, Inc. - Terms and Fairness of the Merger" is incorporated herein by reference.

Item 3       Identity and Background of Filing Persons

             Names and Addresses. The information set forth in the Information Statement under the captions "Summary of the Terms of the Merger," "Questions and Answers about the Merger" and "Special Factors - Merger of the Company into JTB Enterprises, Inc. - Interest of Certain Persons in the Merger - JTB and its Affiliated Persons" and " - RVM and its Affiliated Persons" is incorporated herein by reference.

             Business and Background of Entities. The information set forth in the Information Statement under the captions "Summary of the Terms of the Merger," "Questions and Answers about the Merger" and "Special Factors - Merger of the Company into JTB Enterprises, Inc.
             - Interest of Certain Persons in the Merger- JTB and its Affiliated Persons" and " - RVM and its Affiliated Persons" is incorporated herein by reference.

             Business and Background of Natural Persons. Business experience and other information for each executive officer and director are incorporated by reference to the Information Statement, under the captions "Proposal Number One - Election of Directors - Principal Occupation; Business Experience & Other Directorships," "Questions and Answers about the Merger" and "Special Factors - Merger of the Company into JTB Enterprises, Inc. - Interest of Certain Persons in the Merger- JTB and its Affiliated Persons" and " - RVM and its Affiliated Persons" is incorporated herein by reference."

Item 4       Terms of the Transaction

             Material Terms. The information set forth in the Information Statement under the captions "Questions and Answers about the Merger" and "Special Factors - Merger of the Company into JTB Enterprises, Inc." is incorporated herein by reference.

             Purchases. The information set forth in the Information Statement under the captions "Special Factors - Merger of the Company into JTB Enterprises, Inc. - Interest of Certain Persons in the Merger - JTB and its Affiliated Persons" and " - RVM and its Affiliated Persons" is incorporated herein by reference.

             Different Terms. The information set forth in the Information Statement under the caption "Summary of the Terms of the Merger" is incorporated herein by reference.

             Appraisal Rights. A summary describing the requirements that must be met in order to exercise appraisal rights is set forth in the Information Statement under the caption "Dissenters' Rights of Appraisal." In addition, the full text of Section 262 of the Delaware General Corporation Law,

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             which sets forth appraisal rights of a stockholder of a Delaware corporation, appears as Appendix B to the Information Statement. The discussion under the caption "Dissenters' Rights of Appraisal" and Appendix B to the Information Statement are incorporated herein by reference.

             Provisions for Unaffiliated Security Holders. The information set forth in the Information Statement under the caption "Summary of the Terms of the Merger" is incorporated herein by reference.

             Eligibility for Listing or Trading.  Not applicable.

Item 5       Past Contracts, Transactions, Negotiations and Agreements

             Transactions. The information set forth in the Information Statement under the captions "Summary of the Terms of the Merger," "Certain Relationships and Related Transactions" and " Special Factors" - Merger of the Company into JTB Enterprises, Inc. - Interest of Certain Persons in the Merger - JTB and its Affiliated Persons" and " - RVM and its Affiliated Persons" is incorporated herein by reference.

             Significant Corporate Events. The information set forth in the Information Statement under the captions "Summary of the Terms of the Merger" "Certain Relationships and Related Transactions" and "Special Factors" - Merger of the Company into JTB Enterprises, Inc. - Interest of Certain Persons in the Merger - JTB and its Affiliated Persons" and "- RVM and its Affiliated Persons" and -Effects of the Merger" is incorporated herein by reference.

             Negotiations or Contacts.  Not applicable.

Item 6       Purposes of the Transaction and Plans or Proposal

             Use of Securities Acquired. The information set forth in the Information Statement under the caption "Special Factors - Merger of the Company into JTB Enterprises, Inc. - Effects of the Merger" is incorporated herein by reference.

             Plans. The information set forth in the Information Statement under the caption Special Factors - Merger of the Company into JTB Enterprises, Inc. - Effect of the Merger" is incorporated herein by reference.

             Subject Company Negotiations.  Not applicable

Item 7       Purposes, Alternatives, Reasons and Effects

             The information set forth in the Information Statement under the caption "Special Factors - Merger of the Company into JTB Enterprises, Inc. - Reasons for the Merger" and "- Events Leading to the Decision to Effect the Merger" is incorporated herein by reference.

Item 8       Fairness of the Transaction

             The information set forth in the Information Statement under the captions "Special Factors - Merger of the Company into JTB Enterprises, Inc.- Terms and Fairness of the Merger," " - Events Leading to the Decision to Effect the Merger" and "-Dissenters' Rights of Appraisal" is incorporated herein by reference.
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Item 9       Reports, Opinions, Appraisals and Negotiations

             The information set forth in the Information Statement under the captions "Special Factors - Merger of the Company into JTB Enterprises, Inc. - Terms and Fairness of the Merger" and " - Events Leading to the Decision to Effect the Merger" is incorporated herein by reference.

Item 10      Source and Amount of Funds or Other Consideration

             Source of Funds. The information set forth in the Information Statement under the caption "Special Factors - Merger of the Company into JTB Enterprises, Inc. - Source of Funds; Expenses" is incorporated herein by reference.

             Conditions. The information set forth in the Information Statement under the caption "Special Factors - Merger of the Company into JTB Enterprises, Inc. - Source of Funds; Expenses" is incorporated herein by reference.

             Expenses. The information set forth in the Information Statement under the caption "Special Factors - Merger of the Company into JTB Enterprises, Inc. - Source of Funds; Expenses" is incorporated herein by reference.

Item 11      Interest in Securities of the Subject Company

             Securities Ownership. The information set forth in the Information Statement under the caption "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

             Securities Transactions. The information set forth in the Information Statement under the caption "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

Item 12      The Solicitation or Recommendation

             The information set forth in the Information Statement under the caption ""Special Factors - Merger of the Company into JTB Enterprises, Inc. - Voting on the Merger" is incorporated herein by reference.

Item 13      Financial Statements

             The financial statements of RVM required to be disclosed pursuant to this Item 13 are incorporated herein by reference to RVM's integrated Form 10-K/A and annual report to stockholders for its fiscal year ended March 31, 2002, filed on January 10, 2003 and included as an exhibit hereto; a copy of which is being delivered to each stockholder with the Information Statement.

Item 14      Persons/Assets, Retained, Employed, Compensated or Used

             Solicitations or Recommendations. The information set forth in the Information Statement under the captions "Special Factors - Merger of the Company into JTB Enterprises, Inc. - Source of Funds; Expenses" and "- Voting on the Merger" is incorporated herein by reference.
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             Employees and Corporate Assets. The information set forth in the
             Information Statement under the caption "Special Factors - Merger of the Company into JTB Enterprises, Inc. - Source of Funds; Expenses" is incorporated herein by reference.

Item 15      Additional Information

             Other Material Information. The Information Statement, RVM's integrated Form 10-K/A and annual report to stockholders for its fiscal year ended March 31, 2002, and its Form 10-Q for the fiscal quarter ended September 30, 2002, each of which is included as an exhibit to this Schedule 13E-3, are incorporated herein by reference.

Item 16  Exhibits

             1. Preliminary Information Statement, including all appendices thereto, and related Notice of Annual Meeting of Stockholders

             2. Certificate of Ownership and Merger to be filed with the Office of the Secretary of State of the State of Delaware on or about December 18, 2002 (included as Appendix A to the Information Statement).

             3. Form 10-K/A for RVM's fiscal year ended March 31, 2002 (filed by RVM Industries, Inc. on January 10, 2003)

             4. Form 10-Q for RVM's fiscal quarter ended September 30, 2002 (filed by RVM Industries, Inc. on November 15, 2002)



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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        RVM INDUSTRIES, INC.


                                        By:      /s/Jacob Pollock
                                                 --------------------------
                                                 Jacob Pollock
                                                 Chief Executive Officer

                                        By:      /s/Jacob Pollock
                                        Date:    January 8, 2003



                                        JTB ENTERPRISES, INC.


                                        By:      /s/Jacob Pollock
                                                 --------------------------
                                                 Jacob Pollock
                                                 President

                                        Date:    January 8, 2003